UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): December 1, 2021 (November 25, 2021)
_______________________

POINT BIOPHARMA GLOBAL INC.
(Exact name of registrant as specified in its charter)
_______________________

Delaware (State or other jurisdiction of incorporation)	001-39311 (Commission File Number)	85-0800493 (I.R.S. Employer Identification No.)
4850 West 78th Street, Indianapolis, IN, 46268
(Address of principal executive offices and zip)

(647) 812-2417
Registrant’s telephone number, including area code

(Former name or former address, if changed since last report)
_______________________
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:
    Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
    Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
    Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
    Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.0001 per share	PNT	The Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Item 5.02    Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Appointment of Justyna Kelly as Chief Operating Officer

POINT Biopharma Global Inc., a Delaware corporation (together with its wholly owned subsidiaries, “POINT” or the “Company”), today announced the appointment of Justyna Kelly, previously the Vice President, Medical Isotope Development and Operations of the Company, as the Company’s Chief Operating Officer, effective as of December 1, 2021.

Ms. Kelly, 37 has served as POINT’s Vice President, Medical Isotope Development and Operations since November 2020. Ms. Kelly was responsible for all medical isotope development and operations related to clinical and commercial programs at the Company. Ms. Kelly has 11 years of radiopharmaceutical experience from the Centre for Probe Development and Commercialization (CPDC), where she led microbiology and sterility assurance programs, supported the build-out of clinical-stage GMP manufacturing facilities, and managed several internal and client radiopharmaceutical development programs. Ms. Kelly has expertise in working with a variety of medical isotopes, including sourcing, supply chain, development and manufacturing, and application to radiopharmaceutical manufacturing. Ms. Kelly earned a Bachelor of Science and Master of Science in biochemistry from McMaster University.

In connection with Ms. Kelly’s appointment as Chief Operating Officer, Ms. Kelly entered into a new employment agreement with POINT Biopharma USA Inc. The employment agreement with Ms. Kelly provides for a base salary of $350,000 per year (subject to periodic adjustment as determined by the Company's board of directors (the "Board")), an annual incentive bonus of up to 37.5% of her base salary based upon the Board’s determination that established performance objectives have been met by both POINT and Ms. Kelly and eligibility to participate in our benefits plans generally available to our other executives. Ms. Kelly will be eligible to receive a non-qualified option to purchase 70,000 shares of the Company’s common stock, subject to the approval of the Board. Pursuant to her employment agreement, Ms. Kelly will be reimbursed for reasonable moving expenses, up to $45,000, and the reasonable cost of a short-term lease, up to $35,000, until she enters into a long-term lease or purchases a home. Further, the Company will reimburse Ms. Kelly up to $5,000 for the cost of a tax professional with respect to advice with preparation of her tax return for the year she moves to the United States. Ms. Kelly is entitled to certain severance benefits upon a termination of her employment by the Company without “cause” (as defined in the employment agreement), subject to her execution and delivery of a release of claims in favor of the Company in the form satisfactory to the Company, in the form of (i) a lump sum cash payment equal to 25% of her then current base pay plus 25% of her maximum target annual bonus; and (ii) so long as Ms. Kelly has been employed by the Company for three (3) consecutive years from the effective date of the employment agreement, an additional lump sum cash payment equal to one-twelfth (1/12th) of her then current salary multiplied by the number of full years of employment. Additionally, Ms. Kelly is entitled to certain benefits upon a termination of her employment by the Company without “cause” (as defined in the employment agreement) within 30 days prior to or within 12 months after a “change of control” (as defined in the employment agreement), subject to her execution and delivery of a release of claims in favor of POINT in the form satisfactory to POINT, in the form of (i) a lump sum cash payment equal to 50% of her then current salary plus 50% of the maximum target annual bonus; and (ii) so long as Ms. Kelly has been employed by the Company for three (3) consecutive years from the effective date of the employment agreement, an additional lump sum cash payment equal to one-twelfth (1/12th) of her then current salary multiplied by the number of full years of employment. In addition, any unvested stock options granted to Ms. Kelly will vest and be exercisable upon a change in control. Ms. Kelly’s employment agreement also contains non-compete obligations within the United States and Canada during its term and for six months thereafter and non-solicit obligations for 18 months thereafter.

There are no arrangements or understandings between Ms. Kelly and any other persons pursuant to which she was selected as the Company’s Chief Operating Officer. There are no family relationships between Ms. Kelly and any director or executive officer of the Company, and Ms. Kelly has no direct or indirect material interest in any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K.

Departure of Michael Gottlieb as Chief Commercial Officer

On November 25, 2021, Michael Gottlieb, the Chief Commercial Officer of the Company, ceased his service to the Company. In connection with this event, Mr. Gottlieb is entitled to certain severance payments as provided under his employment agreement with the Company.

A copy of the press release announcing the appointment of Ms. Kelly and the departure of Mr. Gottlieb is attached as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 9.01.    Financial Statements and Exhibits.

(d) Exhibits.
Number         Exhibit
99.1         Press Release, dated December 1 2021.
104         Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 1, 2021	POINT BIOPHARMA GLOBAL INC.

	By:	/s/ Bill Demers
	Name:	Bill Demers
	Title:	Chief Financial Officer